                                                                     EXHIBIT 11

                             FLORSHEIM GROUP INC.

          STATEMENT RE COMPUTATION OF NET EARNINGS PER COMMON SHARE




                                                         Three Months       Three Months
                                                             Ended                 Ended
                                                         March 30, 1996     March 29, 1997
                                                         --------------     --------------

Weighted average common shares during the period              8,346,051(2)       8,346,051

Common shares issuable on exercise of stock options (1)               -            135,489
                                                         --------------     --------------
   Weighted average common and common equivalent shares
outstanding                                                   8,346,051          8,481,540
                                                         ==============     ==============


(1) Include common stock options, the exercise of which would result in dilution of net earnings per share. If the average common stock price was higher than the common stock option exercise price during the period, common stock options were considered as exercised and the proceeds assumed to be used to purchase common stock at the average common stock market price.

(2) Common stock options were not included since the exercise of which would have had an antidilutive effect on the net loss per share.